Arena Resources, Inc.
4920 S. Lewis Ave., Suite 107
Tulsa, Oklahoma 74105

February 15, 2006

Via facsimile
Mr. Roger Schwall
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0405

Re:	Arena Resources, Inc. (the “Company”) Request for Acceleration of Effective Date Registration Statement on Form S-3; Registration No. 333-127741

Dear Mr. Schwall:

        In accordance with Rule 461 of Regulation C, Arena Resources, Inc. formally requests acceleration of the effective date of the Company’s Registration Statement on Form S-3, as of 11:00 a.m. (Washington, D.C. time) on February 16, 2006.

        In accordance with Rule 461, this will confirm that the registrant is aware of its obligations under the Securities Act of 1933, as amended. This will further confirm that there are no underwriters involved in this registration.

Very truly yours,

/s/ Stanley McCabe
Chairman

C:	Kenneth E. Dornblaser, Esq. Timothy Samson, Esq.